August 11, 2008

VIA EDGAR

Mr. Mark Kronforst
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	National Datacomputer, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2007 Form 10-Q for Fiscal Quarter Ended March 31, 2008 File No. 000-15885

Ladies and Gentlemen:

On behalf of National Datacomputer, Inc. (the “Company”), I am submitting this letter in response to comments contained in the letter dated July 21, 2008 from the Securities and Exchange Commission (the “Commission” or the “Staff”) to William B. Berens, President and Chief Executive Officer of the Company.  As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 7. Financial Statements – Balance Sheet, page 34

1.
Question:                      We note a significant portion of your assets at December 31, 2007 relate to deferred hardware and software costs.  Please explain to us the nature of these assets including the authoritative accounting literature you applied in determining it was appropriate to defer these costs.  As part of your response, please tell us how you considered disclosing in your MD&A the causes of the significant year over year increases in these deferred costs pursuant to Item 303(b)(1)(vi) of Regulation S-B.

Response:                      At December 31, 2007, the Company’s assets significantly increased as a result of two contracts entered into before year-end.  The Company utilized an asset account called “Deferred hardware and software costs” on the Company’s balance sheets provided in Form 10-KSB for Fiscal Year Ended December 31, 2007 which consisted primarily of hardware purchased for the two contracts that were in-process at year-end and an amount of software licenses pre-purchased from the Company’s software vendor.  The deferred hardware consisted of hand-held computer devices, printers and computer accessories which were bought and designated specifically for these two contracts.  The hardware equipment was either held by the Company in their Billerica, Massachusetts facility or was in-transit to the Company.  Under the provisions of EITF No. 03-5, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software, the Company determined that the software was essential to the functionality of the hardware; therefore, the hardware would fall within the scope of SOP 97-2.  At December 31, 2007, deferred hardware cost was $721, 483 and deferred software licenses were $79,140.  These costs were segregated from the Inventories account on the Company’s Balance Sheets since the Inventories account consisted primarily of inventory used in the Company’s legacy product line that is held for re-sale and not designated for any particular project and not used in the route accounting product line.

The Company agrees that the MD&A section in the 2007 Form 10-KSB should have included the applicable disclosures pursuant to Item 303(b)(1)(vi) of Regulation S-B.  The disclosure would have discussed the significant increase between 2007 and 2006 was directly related to the two contracts entered into in the fourth quarter of 2007 by the Company with Kalil Bottling, Inc. and Schmidt’s Baking Company.  The increase was due to the Company’s purchasing of the hand-held computers, printers and computer accessories needed for the contracts and had received these hardware items prior to December 31, 2007 in anticipation of configuring the hand-held computers with the software necessary for the route accounting software implementation.  On a go forward basis, the Company will ensure that all disclosures required pursuant to Item 303(b)(1)(vi) of Regulation S-B are made in future SEC filings.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 38

2.
Question:                      We note you recognize revenue under various accounting standards.  Please tell us more about the types of arrangements that are recognized under SOP 97-2, SAB 104 and EITF 00-21 by addressing the following:

•
Describe to us the specific products and services that you sell in multiple-element arrangements that include “systems and services.”  To the extent the “systems” include both hardware and software, tell us how you have considered EITF 03-5;

•
Tell us if you enter into multiple-element arrangements accounted for under SOP 97-2.  If so, describe the specific products and services you provide in such arrangements, when you typically deliver each element, and how you have established VSOE of any undelivered elements; and

•
Tell us if any of the services you provide, including the implementation services you describe on you website, are considered essential to the functionality of our software.  Additionally, explain to us how your revenue recognition policy addresses the services you provide other than hardware and software maintenance contracts.

Response: The Company sells products and services primarily in the following manners:

1.
Hardware products that comprise of sales of the Company’s handheld Datacomputer ® computers.  These products are related to the Company’s legacy business and are standalone products that contain software which is incidental to the hardware.  Revenue for hardware product sales are recognized under SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements. The Company ensures that a written contract or sales order exists, the price for the product sold is fixed and determinable, collectibility is reasonably assured and title and risk of loss have passed to the customers.  The Company’s sales contracts with the customers state that title and risk of loss passes at time of delivery of the product to a common carrier. On the basis of the above revenue recognition criteria are met, the Company will recognize revenue.

2.
Route Accounting software solutions that consist of a software and hardware that are bundled together and sold as a turnkey single solution.  These types of transactions are accounted for in accordance with Statement of Position No. 97-2, Software Revenue Recognition, and revenue recognition is delayed until customer acceptance of the delivered system, including any enhancement or implementation services have been completed.  As noted above in the response to question #1, the Company follows the guidance within EITF 03-5 since the software element provided is “more-than-incidental” to the hardware provided.  There is a signed contract between the customer and the Company that stipulates the services and products to be delivered and contains pricing that is fixed and determinable.  Hardware elements of a contract may be shipped to a customer prior to completion of the software enhancements and  implementation of the route accounting system; however, revenue is deferred on the hardware until the all work is completed and customer acceptance has been received. The Company ensures that all the revenue recognition criteria of SOP 97-2 are met before revenue is recognized.

3.
Project management and implementation services that are provided on an as needed basis are recognized under EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables if bundled with the sales of a system.  Under EITF 00-21, the Company recognizes revenue when the services have been provided in accordance with the terms of the signed contract which are at standard hourly rates. Under contracts provided for consulting services after the delivery of turnkey systems or stand-alone consulting services, these services are provided on a “fee per hour” basis with a stated per diem rates listed in the contract and are accounted for under SAB 104.  Billings are based on the hours worked on the contract and are recognized when provided since there are no future deliverables to be provided and there is no customer acceptance required.

4.	Annual maintenance support contracts to customers are recognized ratably over the life of the contract maintenance terms which are typically one year.

Note 6. Inventories, page 43

3.
Question:                      The table in your footnote does not appear to be mathematically accurate as the balances included in the table total significantly more than the inventories reported on your balance sheet.  Please advise.

Response:                                We have looked at the table in our footnotes and it is mathematically accurate to the inventories reported on our balance sheet.  We have noted however that the table in the edgarized version of our Form 10-KSB for Fiscal Year ended December 31, 2007 includes erroneous numbers which must have been caused by an electronic glitch during edgar conversion. Below is the corrected table:

Inventories related to continuing operations consist of the following:

	December 31, 2007	December 31, 2006

Raw materials	$-	$-
Work-in-process	2,401	10,000
Finished goods	-	-

	$2,401	$10,000

In the amendment to the Annual Report on Form 10-KSB for the year ended December 31, 2007, which we will file in response to Comments 4, 5 and 6 (please see below), we will correct the table.

ITEM 8A—Controls and Procedures, page 24

Question:

4.
We note that you concluded that, with the exception of your material weakness, your disclosure controls and procedures were adequate. Please revise to remove this qualification to your conclusion that your disclosure controls and procedures were ineffective. Similar concerns apply to item 4 of your Form 10-Q for the fiscal quarter ended March 31, 2008.

Please see the “Response” following Comment 6 below.

5.
It does not appear that your management has performed its assessment of internal control over financial as of December 31, 2007. Since you were required to file or filed and annual report for the report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If you management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provided the required management’s report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at:  http://sec.gov/rules/final/2007/33-8809.pdf;

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 159(d) of the Securities Exchange Act of 1943 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at: Http://sec.gov/rules/inter/p/2007/33-8810.pdf; and

•	The “Sarbanes-Oxley Section404-a Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.stml).

Please note that the failure to perform management’s assessment adversely affects the company’s and it shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of the Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02. which you can find at:

http://sec.gov/divisions/corpfin/guidenance/regs-kinterp.htm.

Please see the “Response” following Comment 6 below.

6.
We note your disclosure that “except for the changes in controls described above, there were no changes in [y]our internal controls over financial reporting… during the fiscal year covered by this Annual Report on Form 10-KSB.” Please advise to state clearly, if correct, that there were changes in your control over financial reporting during the quarter that have materially affected, or are reasonably likely to materially affect, you internal control over financial reporting. See item 308(c) of Regulation S-B.

Response:

In response to Comments 4, 5 and 6, we intend to amend and file our Annual Report on Form 10-KSB for the year ended December 31, 2007, by August 20, 2008, as follows:

Evaluation of Disclosure Controls and Procedures

We have conducted an evaluation under the supervision of the Chief Executive Officer and Chief Accounting Officer (its principal executive officer and principal financial officers, respectively), regarding the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2007. Based on the aforementioned evaluation, management has concluded that our disclosure controls and procedures were not effective as of December 31, 2007 because of the existence of two material weaknesses in our internal control over financial reporting related to (i) our finance group’s inability to perform the testing of internal controls on financial reporting due to our limited number of personnel engaged in accounting and finance functions and a resulting lack in the segregation of duties, and (ii) the potential inability of our accounting staff to handle certain complex accounting issues.  Notwithstanding the existence of the material weakness described below, management has concluded that the consolidated financial statements in this Form 10-KSB fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods and dates presented.

(b)           Management’s Annual Report on Internal Control over Financial Reporting

 (i)           Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial reporting and financial statement preparation and presentation.

(ii)           We have assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework.

(iii)           Two material weaknesses  were identified in our internal control over financial reporting relative to accounting for the year ended December 31, 2007. The first material weakness was comprised of inadequate segregation of duties to ensure a sufficient review of the work performed by our Chief Accounting Officer (due to the limited number of personnel we retain as employees).  The second material weakness was the potential inability of our accounting staff to handle certain complex accounting issues.   We believe a mitigating factor for this material weakness is the active participation of our Audit Committee.   These material weaknesses did not  result in the restatement of any previously reported financial statements or any other related financial disclosure nor did they disclose any errors or misstatements.

Because of the material weaknesses described above, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2007. No other material weaknesses in our internal control over financial reporting were identified.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

(iv)           This annual report does not include an attestation report of the Company’s registered public accounting firm  regarding internal control over financial reporting.  Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

(c)           Changes in Internal Control over Financial Reporting

No changes in our internal control over financial reporting occurred during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(d)           Remediation Plan for Material Weakness

In response to the identified material weaknesses described above, our management, with oversight from our Audit Committee, intends to continue to enhance our internal control over financial reporting relative to accounting during fiscal year 2008 as follows:

•	Interview and potentially retain third party consultants which may assist the Company’s accounting staff in providing review and analysis of complex accounting issues, and

•	Engage additional expert resources to review material transactions so as to provide a review of what are otherwise unsegregated duties of finance and accounting staff.

Form 10-Q for Fiscal Quarter Ended March 31, 2007

Item 4.                 Controls and Procedures, page 17

Question:

7.
We note your management concluded your disclosure controls and procedures were ineffective “as of the end of the fiscal year covered by this Annual Report on Form 10-KSB.” We also note you state that “there were no changes in [y]our internal controls over financial reporting… during the fiscal year covered by this Annual Report on Form 10-KSB.” Please amend you filing to update these conclusions to reflect the appropriate report type and dates. Currently, it appears that such information was carried over from your fiscal 2007 form 10-KSB.

Response:

In response to Comments 7, we intend to amend and file our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, by August 20, 2008, as follows:

(a)           Evaluation of Disclosure Controls and Procedures

We have conducted an evaluation under the supervision of the Chief Executive Officer and Chief Accounting Officer (its principal executive officer and principal financial officers, respectively), regarding the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of March 31, 2008. Based on the aforementioned evaluation, management has concluded that our disclosure controls and procedures were not effective as of March 31, 2008 because of the existence of two material weaknesses in our internal control over financial reporting related to (i) our finance group’s inability to perform the testing of internal controls on financial reporting due to our limited number of personnel engaged in accounting and finance functions and a resulting lack in the segregation of duties, and (ii) the potential inability of our accounting staff to handle certain complex accounting issues.  Notwithstanding the existence of the material weakness described below, management has concluded that the consolidated financial statements in this Form 10-Q fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods and dates presented.

(b)           Management’s Annual Report on Internal Control over Financial Reporting

 (i)               Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial reporting and financial statement preparation and presentation.

(ii)               We have assessed the effectiveness of our internal control over financial reporting as of March 31, 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework.

(iii)               Two material weaknesses  were identified in our internal control over financial reporting relative to accounting for the quarter ended March 31, 2008. The first material weakness was comprised of inadequate segregation of duties to ensure a sufficient review of the work performed by our Chief Accounting Officer (due to the limited number of personnel we retain as employees).  The second material weakness was the potential inability of our accounting staff to handle certain complex accounting issues.   We believe a mitigating factor for this material weakness is the active participation of our Audit Committee.   These material weaknesses did not  result in the restatement of any previously reported financial statements or any other related financial disclosure nor did they disclose any errors or misstatements.

Because of the material weaknesses described above, management has concluded that the Company’s internal control over financial reporting was not effective as of March 31, 2008. No other material weaknesses in our internal control over financial reporting were identified.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

(c)           Changes in Internal Control over Financial Reporting

No changes in our internal control over financial reporting occurred during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(d)           Remediation Plan for Material Weakness

In response to the identified material weaknesses described above, our management, with oversight from our Audit Committee, intends to continue to enhance our internal control over financial reporting relative to accounting during this fiscal year as follows:

•	Interview and potentially retain third party consultants which may assist the Company’s accounting staff in providing review and analysis of complex accounting issues, and

•	Engage additional expert resources to review material transactions so as to provide a review of what are otherwise unsegregated duties of finance and accounting staff.

***********************************

We trust that the foregoing provides the additional facts and data necessary to answer the Staff’s concerns related to this accounting.  Please feel free to call or contact us with any additional comments or questions.

Finally, the Company acknowledges that:

• it is responsible for the adequacy and accuracy of the disclosures in its filings,

• SEC staff comments, or changes to disclosure in response to SEC staff comments, do not foreclose the Commission or any person from taking any action with respect to the filing, and

• it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Bruna A. Bucacci

Chief Accounting Officer